Exhibit 99.8

Our Board of Directors MANDLA GANTSHO South African | Born 1962 INDEPENDENT NON-EXECUTIVE DIRECTOR AND CHAIRMAN BCom (Hons), CA(SA), MSc, MPhil, PhD Appointed to the Board in 2003 and Chairman of the Board in 2013 Dr MSV Gantsho is the Executive Chairman of Africa Rising Capital, the Chairman of Kumba Iron Ore Limited and the Chairman of the Remuneration Committee of Impala Platinum Holdings Limited. He was the Vice President Operations: Infrastructure, Private Sector & Regional Integration of the African Development Bank from 2006 to 2009, and before that the Chief Executive Officer and Managing Director of the Development Bank of Southern Africa. In 1997, he was appointed as a Commissioner of the Finance and Fiscal Commission, a body set up in terms of the South African Constitution to advise the South African Parliament on intergovernmental fiscal transfers. In 2002, he was appointed as a Member of the Myburgh Commission of Enquiry into the rapid depreciation of the rand during 2001. He served as a Director of the South African Reserve Bank from 2011 to 2013. SIPHO NKOSI South African | Born 1954 INDEPENDENT NON-EXECUTIVE DIRECTOR AND CHAIRMAN DESIGNATE BCom (Economics) (Hons), MBA Appointed to the Board in 2019 Mr SA Nkosi holds a BCom degree from the University of Zululand, a BCom (Econ) (Hons) degree from the University of South Africa (UNISA) and an MBA from the University of Massachusetts. With over 36 years' experience in the South African resources industry, with his last role prior to retirement as the Chief Executive Officer of Exxaro Resources from 2006 – 2016. He has extensive experience in the operational, financial, logistics and marketing areas of the resources sector, and more specifically in the energy and coal sectors, both locally and internationally. STEPHEN CORNELL American | Born 1956 EXECUTIVE DIRECTOR AND JOINT PRESIDENT AND CHIEF EXECUTIVE OFFICER BSc Chem. Eng Appointed to the Board in 2016 Mr SR Cornell became our Joint President and CEO on 1 July 2016. He joined Sasol as Executive Vice President, International Operations on 1 February 2014, and was responsible for all Sasol’s operational activities outside Africa. Prior to that, Stephen held senior positions at BP North America. He was Chief Operating Officer for US Fuels, responsible for production, sales, marketing and logistics of BP fuel products in the US. In addition to this, Stephen was also BP’s Global Head of major downstream projects, providing oversight to all large capital projects in the petrochemicals and fuels businesses. Prior to BP, he was employed with Total, holding various executive positions in petrochemical businesses in Europe, Asia and the US. Stephen began his career with the Exxon Corporation. COLIN BEGGS South African | Born 1948 INDEPENDENT NON-EXECUTIVE DIRECTOR BCom (Hons), CA(SA) Appointed to the Board in 2009 Mr C Beggs was the Chief Executive Officer of PricewaterhouseCoopers until the end of June 2009. He is a former Chairman of the Board of the South African Institute of Chartered Accountants (SAICA). He served as Chairman of the Accounting Practices Committee, was a member of the Accounting Practices Board and is a Director of the Ethics Institute of South Africa. He is a Director and Audit Committee member of Absa Bank Limited, Absa Group Limited and SAB Zenzele Holdings Limited. BONGANI NQWABABA South African | Born 1966 EXECUTIVE DIRECTOR AND JOINT PRESIDENT AND CHIEF EXECUTIVE OFFICER BAcc (Hons), FCA(Z), MBA Appointed to the Board in 2013, as an Executive Director in 2015 and as Joint President and Chief Executive Officer in 2016 Mr B Nqwababa became our Joint President and CEO on 1 July 2016. He was previously Group Chief Financial Officer, having been appointed to the Group Executive Committee on 1 March 2015. Before joining Sasol, he was Finance Director at Anglo American Platinum Limited. Bongani is also a previous Finance Director of Eskom Holdings and Chief Financial Officer of Shell Southern Africa, and served as a Non-executive Director of Old Mutual plc and as Chairman of the South African Revenue Service’ Audit Committee. In previous roles, he has worked in many countries across the world including The Netherlands and United Kingdom. From December 2013 to September 2014, he served as an independent Non-executive Director of Sasol. PAUL VICTOR South African | Born 1972 EXECUTIVE DIRECTOR AND CHIEF FINANCIAL OFFICER BCompt (Hons), CA(SA), International Tax Law (Hons) Appointed to the Board in 2016 Mr P Victor became our Chief Financial Officer (CFO) on 1 July 2016. He was previously Senior Vice President: Financial Control Services at Sasol, and served as Acting CFO from 10 September 2013 to 28 February 2015. During this period Paul was instrumental in implementing the cost containment programme. Paul also provided thought leadership and pro-actively supported the Group Executive Committee in implementing a cash conservation response plan in reaction to the significant drop in the crude oil price. He gained invaluable experience during his 10 years as Chief Financial Officer of Sasol Synfuels – a position Paul held until 2011, when he was appointed to head up the Group’s financial governance and reporting. MPHO NKELI South African | Born 1964 INDEPENDENT NON-EXECUTIVE DIRECTOR BSc (Environmental Science), MBA Appointed to the Board in 2017 Ms MEK Nkeli served Vodacom Group Limited as the Chief Human Resource Officer responsible for Health, Safety, Environment and Facilities and was an Executive Director of Vodacom South Africa (Pty) Limited from 2011 to 2014, having previously served as the Group Human Resources Director of Alexander Forbes from 2005 until 2010. She also served as a Non-executive Director on the Boards of Ellerine Holdings Limited, African Bank Investments Limited and Life Healthcare Group Limited. Ms Nkeli is a member of the Board of Impala Platinum Holdings Limited, and she previously chaired the Commission for Employment Equity. JJ NJEKE South African | Born 1958 INDEPENDENT NON-EXECUTIVE DIRECTOR AND LEAD INDEPENDENT DIRECTOR BCompt (Hons), CA(SA), HDip Tax Law Appointed to the Board in 2009 and Lead Independent Director in 2018 Mr MJN Njeke is a past Chairman of the South African Institute of Chartered Accountants. He was the Managing Director of Kagiso Trust Investments from 1994 to 2010. He previously served as a member of the Katz Commission of Inquiry in to Taxation in South Africa, the General Committee of the JSE Limited, the Audit Commission - Supervisory Body of the Office of Auditor General, and the Audit Committee of National Treasury. He is the Executive Chairman of Silver Unicorn Coal and Minerals (Pty) Limited. He chairs the Board of MMI Group Limited and MMI Holdings Limited. He also serves on the Boards of Datatec Limited and Delta Property Fund. MURIEL DUBE South African | Born 1972 INDEPENDENT NON-EXECUTIVE DIRECTOR BA (Human Sciences), BA (Hons) (Politics), MSc Appointed to the Board in 2018 With a professional career spanning the public and private sectors, Ms MBN Dube has served in, among others, roles of Director: Atmospheric Protection and Chemicals Management at the then Department of Environmental Affairs and Tourism, Chief Negotiator on behalf of the Government of the Republic of South Africa in climate change negotiations under the auspices of the United Nations Framework Convention on Climate Change, Sustainability Manager at BHP Billiton, Banker at Investec plc, London and Group Commercial Director at Bidvest Group. Muriel is a Non-executive Director of PG Group, RTT and EnviroServ Holdings. She previously served as Non-executive Director of Vodacom South Africa, Bidvest Group Limited and Fluormin plc.

BEATRIX KENNEALY South African | Born 1958 INDEPENDENT NON-EXECUTIVE DIRECTOR BCom (Accountancy) (Hons) Appointed to the Board in 2017 Ms GMB Kennealy served as the Chief Financial Officer of the South African Revenue Service from January 2009 until her retirement in December 2013. Before that she served as the Chief Operating Officer of Absa Corporate and Business Bank from 2006 to 2009. Her previous senior financial management positions were at Absa Bank, BHP Billiton South Africa, Samancor Chrome and Foodcorp. She also serves on the Board of Standard Bank Group Limited and The Standard Bank of South Africa Limited. NOMGANDO MATYUMZA South African | Born 1963 INDEPENDENT NON-EXECUTIVE DIRECTOR BCom, BCompt (Hons), CA(SA), LLB Appointed to the Board in 2014 Ms NNA Matyumza is a Non-executive Director of Hulamin Limited and a member of its Audit Committee. She is an Independent Non-executive Director of Standard Bank Group Limited and The Standard Bank of South Africa Limited. She has held senior financial management and executive positions in various organisations, including South African Breweries, Transnet and Eskom. She is an ordained minister and director of the African Methodist Episcopal Church. STEPHEN WESTWELL British | Born 1958 INDEPENDENT NON-EXECUTIVE DIRECTOR BSc (Mech Eng), MSc (Management), MBA Appointed to the Board in 2012 Mr S Westwell is a Director and Chairman of the Audit Committee of Control Risk Limited. He was the Chief Executive Officer of Europena Forecourt Retailers from 2015 to 2016 and of Silver Ridge Power Inc from 2013 to 2014. He held various management and executive positions for BP in South Africa, the United States, and the United Kingdom between 1988 and 2011. These executive positions included head of BP’s retail business in South Africa, Director of BP Southern Africa, Chief Executive Officer for BP Solar, and Chief Executive Officer for BP Alternative Energy. He served as Group Chief of Staff and member of BP Plc’s executive management team in the United Kingdom from 2008 to 2011. He has also worked for Eskom Holdings Limited in several operational capacities. MARTINA FLÖEL German | Born 1960 INDEPENDENT NON-EXECUTIVE DIRECTOR MSc (Chemistry), PhD (Chemistry) Appointed to the Board in 2018 Dr M Flöel holds a MSc in Chemistry from the University of Frankfurt and a PhD in Chemistry from the Technische Universität Munchen (University of Münich). With 30 years’ experience in the chemicals industry in roles covering chemical and process research and development, technical innovations, technologies, operations and industrial supply chain, she is a seasoned industrial leader. She concluded her executive leadership career as Managing Director and Chief Executive Officer of OXEA Holdings. She serves on the Board of NESTE Corporation and is a member of its Audit Committee. Additionally, she serves on the Board of Carl Bechem GmbH. MANUEL CUAMBE Mozambican | Born 1962 INDEPENDENT NON-EXECUTIVE DIRECTOR B.Eng, Post-graduate Certificate in Management Studies Appointed to the Board in 2016 Mr MJ Cuambe is the Managing Director of MC lnvestimentos and Consultoria. He served as the Executive Chairman and Chief Executive Officer of Electricadade de Moçambique (EDM) from November 2005 to March 2012. Manuel was the Chairman of Companhia Electrica do Zambeze, a wholly-owned subsidiary of EDM up to 30 May 2016. He was a Non-executive Director of Companhia de Transmissao de Mozambique, a joint venture between EDM, the Swaziland Electricity Company and Eskom, from 1998 to 2002 and served as the Chairman of the Executive Committee of the Southern Africa Power Pool from November 2005 to April 2008. PETER ROBERTSON American and British | Born 1947 INDEPENDENT NON-EXECUTIVE DIRECTOR BSc (Mech Eng), MBA Appointed to the Board in 2012 Mr PJ Robertson held various positions ranging from management to executive leadership for Chevron Corporation in the United Kingdom and the United States between 1973 and 2009. These executive positions included Vice President: Finance, Chevron USA, President: Chevron Exploration and Production Company, and President: Chevron Overseas Petroleum. He served as Executive Vice President and Vice Chairman of the Chevron Corporation Board of Directors from 2002 to 2009. He has served as the Chairman of the US Energy Association, Chairman of the World Affairs Council of Northern California, Chairman of the US Saudi Arabian Business Council and as a Non-executive Director of Sasol Chevron Holdings Limited. Peter is also a Director Jacobs Engineering Group. Audit Committee MOSES MKHIZE South African | Born 1961 INDEPENDENT NON-EXECUTIVE DIRECTOR BCom (Hons), Higher Diploma (Electrical Engineering) Appointed to the Board in 2011 Mr ZM Mkhize holds a BCom (Hons) degree from UNISA and a Higher Diploma in Electrical Engineering from Durban University of Technology. He is the Executive Director: Manufacturing, Rolled Products of Hulamin Limited and also serves as Director of a number of subsidiaries of Hulamin. Capital Investment Committee Digital Information Management and Hedging Committee Nomination and Governance Committee Remuneration Committee Safety, Social and Ethics Committee

Our Group Executive Committee

Joint Presidents and Chief Executive Officers

**Bongani Nqwababa*
and Stephen Cornell***





From left:
Jon Harris, Bernard Klingenberg, Fleetwood Grobler and Maurice Radebe

JON HARRIS

British | Born 1966

EXECUTIVE VICE PRESIDENT: UPSTREAM

MEng (Fuels and Energy Engineering)

Appointed to the GEC in 2017

Prior to his current role Mr Harris was most recently involved in a private business venture. Prior to this, he was with BG Group, a British multinational oil and gas company for 25 years, up to 2016. His last position at BG Group was Executive Vice President: BG Technical.

- Mining
- Exploration and Production
- Project Mozambique
- Alternative Gas Supply Programme

BERNARD KLINGENBERG

South African | Born 1962

EXECUTIVE VICE PRESIDENT: OPERATIONS

MSc Eng (Mech)

Appointed to the GEC in 2009

Since joining the Sasol Group in 1986, he has held various positions in maintenance, technical and general management fields in some of the South African Energy and the global chemical businesses of the Group. Prior to his current role Mr Klingenberg was the Managing Director first of Sasol Nitro and then Sasol Polymers for the period from 2005 to 2009. After his appointment to the GEC in 2009 he was responsible for the Group Human Resources for two years from 2009 to 2011.

- Secunda Synfuels Operations
- Secunda Chemicals Operations
- Sasolburg Operations
- Natref
- Satellite Operations
- Eurasian Operations
- North American Operations
- Project and Engineering North America

FLEETWOOD GROBLER

South African | Born 1961

EXECUTIVE VICE PRESIDENT: CHEMICALS BUSINESS

BEng (Mech)

Appointed to the GEC in 2013

Prior to his appointment to the GEC, he was Managing Director of Sasol Olefins and Surfactants. Mr Grobler joined Sasol in 1984 and has served in most of our South African operating facilities and has extensive experience in Sasol's international businesses.

- Base Chemicals
- Performance Chemicals
- Lake Charles Chemicals Project (LCCP)

MAURICE RADEBE

South African | Born 1960

EXECUTIVE VICE PRESIDENT: ENERGY BUSINESS AND SAFETY, HEALTH AND ENVIRONMENT

BSc (Applied mathematics and physics), MBA

Appointed to the GEC in 2010

Mr Radebe joined Sasol Oil in January 2004, when Sasol Oil purchased Exel Petroleum, where he was Managing Director. He served as Managing Director of Sasol Oil from December 2006 until October 2010. He was Chairman of the South African Petroleum Industry Association from 2015 and 2016. Prior to his current role, Mr Radebe was Sasol's Group Executive responsible for Global Corporate Affairs, Government Relations and Enterprise Development.

- Energy
- Clean Fuels and Octane Programme
- Safety, Health and Environment (SHE)

* Executive Director of Sasol Limited.
** Company Secretary of Sasol Limited.

From left: Charlotte Mokoena, Marius Brand, Vuyo Kahla and Paul Victor PAUL VICTOR* South African | Born 1972 EXECUTIVE DIRECTOR AND CHIEF FINANCIAL OFFICER BCompt (Hons), CA (SA), International Tax Law (Hons) Appointed to the GEC in 2016 Mr Victor became our Chief Financial Officer (CFO) on 1 July 2016. He was previously Senior Vice President: Financial Control Services at Sasol, and served as Acting CFO from 10 September 2013 to 28 February 2015. Prior to this, Mr Victor gained invaluable experience during his 10 years as Chief Financial Officer of Sasol Synfuels – a position he held until 2011. Financial Control Services Mergers and Acquisitions Corporate Finance and Portfolio Management Investor Relations Information Management VUYO KAHLA** South African | Born 1970 EXECUTIVE VICE PRESIDENT: ADVISORY, ASSURANCE AND SUPPLY CHAIN BA, LLB Appointed to the GEC in 2011 From June 2004 to November 2010, Mr Kahla held executive positions at Transnet SOC Limited, with responsibility for legal services, risk management, compliance, company secretarial services, strategy and business modelling, corporate and public affairs and public policy and regulation. The World Economic Forum recognised him as a Young Global Leader and he is an alumnus of the Prince of Wales University of Cambridge Programme on Sustainability Leadership. Mr Kahla is the Chairman of Sasol South Africa and Chairman of the Council of Rhodes University. Legal, Intellectual Property and Regulatory Services Governance, Compliance and Ethics Assurance Services Corporate Advisory and Disclosure Enablement Supply Chain and Real Estate Services CHARLOTTE MOKOENA South African | Born 1965 EXECUTIVE VICE PRESIDENT: HUMAN RESOURCES AND CORPORATE AFFAIRS BA (Human Resources Development and Social Sciences) Appointed to the GEC in 2017 Prior to this role, Ms Mokoena was Human Resources Executive at Tongaat Hulett Limited. She held this position from July 2013. Before this, Ms Mokoena spent 11 years at Telkom South Africa Limited, during which time she held several senior positions spanning the human resources (HR), business consulting and customer services disciplines including Chief of HR and Group Executive: Customer experience management. Human Resources: Group Human Capital Human Resources: Global Operations Global Rewards, Benefits and HR Information Systems Corporate Affairs Project and Engineering Research and Technology Planning and Optimisation Sustainability and Risk-effective 1 July 2019 MARIUS BRAND South African | Born 1964 ACTING EXECUTIVE VICE PRESIDENT: TECHNOLOGY MEng (Mech), MBA Appointed in an acting role to the GEC in April 2019 Mr Brand is Acting Executive Vice President, Technology. He is responsible for Sasol’s Technology function, with specific focus on repositioning Research and Technology, and Projects and Engineering activities to ensure delivery of world-class offerings to support our value-based growth strategy. In addition, he is accountable for advancing the value-add offering of Group Planning and Optimisation as Sasol expands its operations globally and driving Sasol's sustainability agenda. The Joint Presidents and CEOs are jointly and severally liable and accountable and there is joint oversight in all decision-making. However, to ensure that the business is managed effectively, our leadership model uses dual reporting lines, allocating responsibilities into portfolios which comprise a balance across business, functions and regions. 71